UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

MicroFinancial Incorporated

(Name of Subject Company)

MicroFinancial Incorporated

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

595072109

(CUSIP Number of Class of Securities)

Richard F. Latour

President and Chief Executive Officer

MicroFinancial Incorporated

16 New England Executive Park

Burlington, Massachusetts 01803

(781) 994-4800

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Matthew C. Dallett, Esq.

Edwards Wildman Palmer LLP

111 Huntington Avenue

Boston, Massachusetts 02199-7613

(617) 239-0100

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2014, as amended by Amendment No. 1 thereto filed with the Commission on January 2, 2015, and Amendment No. 2 thereto filed with the Commission on January 9, 2015 (as so amended, the “Schedule 14D-9”), by MicroFinancial Incorporated, a Massachusetts corporation (“MicroFinancial” or the “Company”). The Schedule 14D-9 relates to the tender offer by MF Merger Sub Corp., a Massachusetts corporation (“Purchaser”) and an indirect wholly-owned subsidiary of MF Parent LP, a Delaware limited partnership (“Parent”), to purchase all outstanding shares of common stock, $0.01 per share, of MicroFinancial at a purchase price of $10.20, net to the holder in cash and without interest thereon, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated December 19, 2014 ( as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.   Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting a new subsection following the final paragraph thereof as follows:

“Expiration of Tender Offer and Exercise of Top-Up Option

The Offer expired, as scheduled, at 5:00 p.m., Eastern time, on Wednesday, January 21, 2015.  American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Purchaser and the Company that, as of the expiration time of the Offer, a total of 12,687,228 shares of MicroFinancial common stock were validly tendered to Purchaser and not validly withdrawn in the Offer, which represent approximately 84.3% of all issued and outstanding shares of MicroFinancial common stock on a fully-diluted basis.  Therefore, the Minimum Condition (as defined in the Schedule TO) has been satisfied.  As all of the other conditions to the Offer were satisfied, Purchaser has accepted for purchase all shares of MicroFinancial common stock that were validly tendered (other than shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn prior to the Expiration Date.  Payment for such shares will be made promptly by Purchaser, in accordance with the terms of the Offer.

Following the expiration of the Offer, Purchaser exercised the Top-Up Option to purchase directly from the Company, at the Offer Price, the Top-Up Shares (as defined in the Schedule TO).  Following consummation of the Top-Up Option, Parent and Purchaser expect to effect the short-form Merger in accordance with the Merger Agreement and the MBCA, without prior notice to, or any approval or action by, the MicroFinancial Board or any other shareholder of the Company.  As a result, Purchaser will be merged with and into MicroFinancial, and MicroFinancial will become a wholly-owned subsidiary of Parent.

At the Effective Time, each outstanding share of MicroFinancial common stock (other than shares owned by (i) Parent, Purchaser or any of their respective wholly-owned subsidiaries and (ii) any shareholders of the Company who properly exercise their appraisal rights, if applicable) will be cancelled and converted into the right to receive the merger consideration under the Merger Agreement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2015	By:	/s/ Richard F. Latour
Name: Richard F. Latour
Title: President and Chief Executive Officer